UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 1 )


                          GROW BIZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399817 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                          MACKALL, CROUNSE & MOORE, PLC
                                 1400 AT&T TOWER
                              901 MARQUETTE AVENUE
                           MINNEAPOLIS, MN 55402-2859
                       ATTN: G. THOMAS MACINTOSH II, ESQ.
                                 (612) 305-1400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 4, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                    (Cover page continued on next two pages)


                                 - Page 1 of 5 -

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO.         399817  10  5
-----------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                     RONALD G. OLSON

----------- ------------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ ]
                                                                                                                           (b) [ ]

----------- ------------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS*

                     N/A
----------- ------------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

----------- ------------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
------------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7        SOLE VOTING POWER

        SHARES                               1,231,068
                          --------- ------------------------------------------------------------------------------------------------
     BENEFICIALLY          8        SHARED VOTING POWER

       OWNED BY                              131,000
                          --------- ------------------------------------------------------------------------------------------------
         EACH              9        SOLE DISPOSITIVE POWER

       REPORTING                             1,231,068
                          --------- ------------------------------------------------------------------------------------------------
        PERSON            10        SHARED DISPOSITIVE POWER

         WITH                                131,000
------------------------- --------- ------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,362,068
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]


----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.5%
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     IN
----------- ------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 - Page 2 of 5 -

ITEM 1.       SECURITY AND ISSUER.

         This filing relates to the common stock, no par value (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422.


ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is being filed by Ronald G. Olson, referred to herein as the "Reporting Person."

(a)      Name:   Ronald G. Olson

(b)      Business Address:   4200 Dahlberg Drive, Minneapolis, Minnesota 55422

(c)      Principal Occupation:   President, Chief Executive Officer and Director
                                 of the Company

(d)      Criminal Proceedings:   None

(e)      Civil Proceedings:   None

(f)      Citizenship:   United States


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              N/A


ITEM 4.       PURPOSE OF TRANSACTION.

         The Reporting Person currently owns the shares set forth on the cover pages hereof. The Reporting Person, together with K. Jeffrey Dahlberg, delivered to the Board of Directors of the Company in December 1998 a proposal to acquire the entire Company through a merger ("Merger"). Such Merger was not acted on by the Board nor was such proposal submitted to the shareholders for a vote.

         On May 4, 1999, the Reporting Person and Mr. Dahlberg delivered to the Board of Directors a withdrawal of their prior offer to acquire the Company. The Company issued a press release on the same day.

         The Reporting Person currently holds the shares of Common Stock set forth on the cover pages hereof for investment purposes only and not as part of any group.

         Although the foregoing represents the current plans of the Reporting Person, at some future time he could decide to sell all or part of his investment in the Company, or could seek, alone or as part of a group, to acquire the Company.


                                 - Page 3 of 5 -

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owned the amount of Common Stock set forth below, which includes options to purchase 15,000 shares which are exercisable within the next 60 days. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,128,128 shares of Common Stock outstanding, plus 15,000 shares issuable upon the exercise of outstanding options in the name of the Reporting Person which are exercisable within 60 days) represented by the shares of Common Stock beneficially owned by the Reporting Person.

                                                        Percentage of
                        Shares of                        Outstanding
                       Common Stock                      Common Stock
                       ------------                      ------------
                        1,362,068                            26.5%

         (b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

         (c) The Reporting Person has not undertaken any transactions with respect to the Common Stock or any security derivative thereof in the past sixty
(60) days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.





                                 - Page 4 of 5 -

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 1999




                                         /s/ RONALD G. OLSON
                                             Ronald G. Olson










                                 - Page 5 of 5 -